Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 4720, Washington, D.C. 20549
Attn.: Edward P. Bartz, Senior Counsel

Re:	Tortoise Tax-Advantaged Social Infrastructure Fund, Inc.
Registration Statement on Form N-2, Nos. 333-222070 and 811-23318

Dear Mr. Bartz:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Quasar Distributors, LLC hereby joins Tortoise Tax-Advantaged Social Infrastructure Fund, Inc.’s request for acceleration of the effective date of the above captioned Registration Statement on Form N-2 so that it will become effective by 10:00 a.m., Eastern Time, on March 26, 2018 or as soon thereafter as practicable.

Very truly yours,

Quasar Distributors, LLC

By:	/s/ James Schoenike
Name: James Schoenike
Title: President